EXHIBIT 5

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Sino Gas International Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. Each of the undersigned agrees to be responsible for the timely filing of such joint filings, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day of September 25, 2013.

Lead Fame International Limited

By:	/s/ Zhonglin Dai
Name: Zhonglin Dai
Title: Director

Zhonglin Dai

By:	/s/ Zhonglin Dai
Name: Zhonglin Dai